N E W S R E L E A S E

January 14, 2016

Nevsun Announces Release Dates for 2015 Results, 2016 Outlook and Resource Update

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) plans to release its annual 2015 and fourth quarter 2015 financial and operating results on Thursday, February 25, 2016, after close of trading, with a conference call to follow on Friday, February 26, 2016, at 8AM Vancouver / 11AM Toronto, New York / 4PM London. In addition, Nevsun will release the 2016 Outlook in the second week of February 2016 and the annual resource statement, including 2015 Harena drill results, in mid-February.

Conference call details for the 2015 annual and fourth quarter results follow:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until March 4, 2016, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 919915.

Consistent with 2015 quarterly reporting, both financial results and operating data will be released February 25, 2016.  The 2016 annual Outlook release is timed after key budget and planning meetings in Eritrea where management is finalizing transition and commissioning plans for the Bisha zinc expansion project. Release of the annual resource statement was delayed from early January due to a personal issue of the Bisha Qualified Person.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over $US 400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com